U.S. Securities and Exchange Commission
                              Washington, DC 20549

                         NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

                             CIGNA CORPORATION
___________________________________________________________________________
2.  Name of the person relying on exemption:

                             CTW INVESTMENT GROUP
___________________________________________________________________________
3. Address of the person relying on exemption:

               1900 L STREET, NW, SUITE 900 WASHINGTON,DC 20036
___________________________________________________________________________
4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a6(g)(1):

                             CTW INVESTMENT GROUP

April 2012

Dear Fellow Cigna Shareholders:

In advance of Cigna's annual shareholder meeting in Hartford on April 25, the CtW Investment Group is calling on shareholders to reject Cigna's advisory vote on pay and send our board a clear message: Cigna's executive pay structure is broken and open engagement needs to begin with concerned shareholders, immediately. Despite a significant vote against this proposal in 2011 -- a clear signal of concern -- CEO David Cordani's pay is up 25%, chiefly on the back of a poorly-utilized performance metric that this year put cash in David Cordani's pocket only because our customers cannot afford to go to the doctor. We do not view this as an effective pay for performance incentive scheme.

The CtW Investment Group works with pensions and benefit funds sponsored by unions affiliated with Change to Win, which collectively hold over $200 billion in assets. Cigna has chronic overpay issues, despite lackluster performance compared to peers in the one and five year time frame. For the reasons detailed below we believe shareholders should vote against ballot item Number 2: "Advisory Approval on Cigna's Executive Compensation."

Cigna over-relies on one particular criterion in setting compensation, adjusted income from operations, which we believe in 2011 was more a reflection of industry trends than of executive performance. Over-reliance on one criterion in both short-term and long-term pay further inflates compensation, while potentially creating myopic focus for executives. In this case, adjusted income from operations was weighted at 50% toward the aggregate funding of the management incentive plan (MIP). It was the only one of three criteria to exceed target, with operating expenses failing to meet target, and revenue growth at target. Based on these results, the Board's People Resources Committee (PRC) approved funding in the above target range. Specifically, Mr. Cordani received an annual incentive of $2.8 million, 156% of his target. The proxy statement also notes that Mr. Cordani's target has been increased by 20% for 2012. Adjusted income from operations also bore 50% of the weighting for strategic performance units (covering the 2008-2010 performance period and paid out in 2011) under which Mr. Cordani received an additional $6.5 million. Finally, the same criterion is a 25% component of the Strategic Performance Share grant.

The increase in adjusted income reflects a broader trend tied to fundamental flaws in the current healthcare system under which fewer individuals sought health care services than the insurance companies anticipated. Cigna itself cites this trend with a euphemistic phrase of "low medical services utilization." As an analyst at Bloomberg puts it, this is likely explained by the recession, "compounded by a financial crisis that severely damaged the value of many Americans' financial holdings and homes, leaving people vulnerable and therefore reluctant to spend on health care." Bloomberg also cites "[d]eductibles, co-payments, premium contributions and coverage limitations" as reasons for the

1900 L Street NW, Suite 900 Washington, DC 20036   330 W. 42nd Street,
Suite 900, New York, NY 10036
                                 202-721-6060
                          www.ctwinvestmentgroup.com
trend./1/ These features may indeed be attributed to executives, but making services so expensive that individuals fail to use them does not seem likely to be a successful long-term strategy for Cigna or any company. Is it, in fact, the company's business strategy to deter people from receiving needed care?

The failure to create performance metrics that anticipated changes in health care usage, and to espond appropriately to those changes, echoes concerns we have raised with the company before. In 2009 Cigna was one of the lead health insurance companies that funneled over $86 million to the U.S.
Chamber of Commerce to fund an aggressive attack on healthcare reform. On the one hand, Cigna and its top executives repeatedly stressed both their support for health care reform legislation and their desire to play a constructive and informative role in the legislative process. Yet at the same time Cigna funded advertisements and other actions undertaken by the U.S. Chamber of Commerce that unambiguously opposed reform. This inconsistency and apparent duplicity has never been fully explained to shareholders, despite repeated attempts at engagement.

Finally, Cigna's history of overpay includes both guaranteed bonuses under new hire packages and significant severance packages to former executives. Over the past three years the company has awarded four separate departure packages for named executive officers, including several with short tenures. This represents an unusually high level of turnover. For example, Bertram Scott was hired for the newly created position of President, U.S. Commercial Markets in June 2010, with a generous new hire package, and left the Company in December 2011 with a generous departure package worth nearly $4 million dollars.

We expect to detail these and other concerns over the coming weeks prior to the annual meeting, and encourage other shareholders to join us in holding the board accountable for these failures.

Sincerely,


/s/ Richard Clayton
Richard Clayton
Director of Research
_________________

/1/   Gosselin, Peter, "Despite Predictions, Health Insurers Prosper Under
Overhaul." Bloomberg Government Study, January 4, 2012.

COMPENSATION CONCERNS AT CIGNA

Intro:

As noted in the attached letter, CtW Investment Group is calling on shareholders to vote against the advisory compensation proposal at Cigna's
upcoming meeting.   Cigna has chronic overpay issues, with a board that
repeatedly awards non-equity incentive compensation above peers. Despite a significant vote against on the company's advisory vote on compensation in 2011, CEO David Cordani's pay increased by over 25% from 2010 to 2011. This increase is particularly problematic given the fact that in 2011 the company was over-reliant on adjusted income from operations, using it in both short and long term calculations, and this was driven by external forces, namely the decline in medical treatments sought. High pay has also included out-ized packages to departing executives: the company paid out over $120 million to departing executives in the last three years. The size of these packages, as well as the pay ratio between executives at Cigna, raise additional concerns.

NON-EQUITY INCENTIVE COMPENSATION - ABOVE PEERS, AND REWARDING TRENDS

As can be seen from the chart below, Cigna's "non-equity incentive compensation," a category used to describe performance based bonuses, has been significantly above peers for several years.


Table 1: Non-equity incentive plan compensation paid to CEOs of largest insurance companies

      Cigna        WellPoint    Humana       Aetna        United Health
2011  $9,323,125   $1,858,528   $2,113,750   $2,000,000   Information not yet
                                                          available.

2010  $7,356,375   $2,714,503   $2,052,364   $1,894,848   $3,400,000

2009  $4,948,750   $1,487,086   $1,793,750   $  612,144   $1,950,000


In fact, Mr. Cordani's payment for 2011 is higher than those of the combined total paid to the three peers for whom the information has been disclosed. The company's performance does not justify this variation: the five year cumulative return as of March 21 at Cigna is lower than each of these companies, except for WellPoint./1/ From 2010 to 2011, CEO Mr. Cordani's target was increased, and he was paid above target. This increase happened despite a significant vote against in the 2011 advisory vote on compensation (discussed further below).

In December 2010, the People Resources Committee (PRC)- the board's moniker for its compensation committee -- approved an increase to Mr. Cordani's 2011 Management Incentive Pool (MIP) target (eligible for payout in 2012) from $1,500,000 to $1,800,000. In addition, the board increased his long-
_________________

/1/ Source: Bloomberg, as of 3/21/12, Total return numbers with Gross Dividends Reinvested. Cigna is third of five in three year return, and 4th of five in one-year return.

term incentive target from $7.5 million to $9 million. The company suggests these increases were designed to "align to the median of the competitive market data for his role."

This represents the second significant increase in two years. In the prior year Mr. Cordani's target bonus was increased from $700,000 to $1,500,000, an
increase of 114.3% (proxy 3/18/11   p 33), and his LTI target also increased
63.4%.

Mr. Cordani's payment looks particularly outsized in this category because it captures long-term as well as short-term incentives. Of the 2011 total, $6.5 million was from a cash payout of the three-year strategic performance unit
(SPU) award. Most large companies, including most of Cigna's peers, have moved to equity-based programs. Indeed, Cigna's program has been criticized because it pays in all cash and the company is gradually switching to stock-ased performance awards. However, Mr. Cordani is likely to receive one more payment from a prior SPU award, and the company reports that "transitional awards were made for new hires and promotions in 2011."/2/

OVER-RELIANCE ON ONE METRIC RESULTED IN INAPPROPRIATE INCREASE IN 2011

In our view, Cigna over-relies on one particular criterion (adjusted income from operations), using it in both short and long-term calculations, in setting compensation: for 2011 this drove the pay but did not reflect
executive performance.  Any overreliance on one criterion   even a generally
good criterion -- when used in both short-term and long-term pay further inflates compensation. It also represents a wasted opportunity to focus long-term strategy. For 2011, most of the increase in Mr. Cordani's pay can be attributed to the increase in adjusted income from operations, which was a factor in three forms of compensation he received.

Mr. Cordani's non-equity incentive increased 27% to $9.3 million in 2011, due in large part to the fact that adjusted income from operations at Cigna increased 12% in 2011.

This payment was made up of two parts. The annual incentive for executives paid is drawn from a management incentive pool that is funded based on Cigna's performance against certain pre-established goals. For 2011 the funding was largely driven by adjusted income from operations, which was weighted at 50% and exceeded target. While revenue growth (weighted at 25%) met its target, operating expenses (also weighted at 25%) did not meet target. Mr. Cordani was paid at 156% of his target, or $2.8 million under this annual management incentive plan.

Mr. Cordani also received a strategic performance unit(SPU) award of $6.5 million paid in 2011. The 2008-2010 performance period, for which payout occurred in 2011, also relied on adjusted income from operations for 50% of the weighting, with Total Shareholder Return (TSR) as the second factor. Adjusted income also plays into a third form of compensation awarded to Mr. Cordani in 2011: a new form of compensation called strategic performance shares (SPS). SPSs were granted in March 2011 and the number of SPS awards earned and paid in 2014 will be based on Cigna's performance over a three-ear period measured against pre-established measures and goals, relative TSR, (weighted 50%), Revenue Growth (weighted 25%) and Adjusted Income from Operations growth (weighted 25%).

_________________

/2/ http://www.sec.gov/Archives/edgar/data/701221/000130817912000064/
lcig/2012_def14a.htn, p. 31.

According to the proxy statement, "At the time of award, the PRC approved an LTI dollar value and the SPS portion of the total LTI award was converted into a specific number of SPSs on the grant date that will ultimately be settled in shares of Cigna common stock after the end of the performance period." The company estimated the grant date fair value of Mr. Cordani's award at $5.8 million.

IN THIS INSTANCE ADJUSTED INCOME REFLECTS TREND RATHER THAN PERFORMANCE

For 2011, we believe that this criterion does not capture executive performance, but instead reflects a trend seen throughout the industry of members seeking less medical care.

Did action by executives account for this increase in adjusted incomes? On the contrary, it appears that the executives at Cigna are being rewarded for a trend tied to fundamental flaws in the current healthcare system. Many analysts have noted that insurance companies did very well in 2011 in part because fewer individuals sought health care services than the insurance companies anticipated. Cigna itself cites this trend with a euphemistic
"low medical service utilization." As an analyst at Bloomberg puts it, this is likely explained by the recession, "compounded by a financial crisis that severely damaged the value of many Americans' financial holdings and homes, leaving people vulnerable and therefore reluctant to spend on health care." Bloomberg also cites "deductible, co-payments, premium contributions and coverage limitations" as reasons for the trend./3/ These features may indeed be attributed to executives, but making services so expensive that individuals fail to use them does not seem likely to be a successful long-term strategy for Cigna or any company. Is it, in fact, the company's business strategy to deter people from receiving needed care?

The trend was well identified early in 2011, even as the board made these decisions. For example, a New York Times article entitled, "Health Insurers Making Record Profits as Many Postpone Care" noted that "the companies continue to press for higher premiums, even though their reserve coffers are flush with profits and shareholders have been rewarded with new dividends." Indeed, a Kaiser Family Foundation study showed that patients made 17% fewer doctor visits in the second quarter of 2011 than in the second quarter of 2009./5/

The trend continued at least through 2011. A report issued by the IMS Institute for Healthcare Informatics in April 2012 noted that "Overall per capita use of medicines declined slightly in 2011, as physician office visits and non-emergency room hospital admissions dropped, and older Americans reduced their retail drug use."/6/
Other insurance companies saw similar success, but often included other criteria as well. For example, one-third of the bonus at United Health is dependent upon "stewardship."
__________________

/3/ Gosselin, Peter, "Despite Predictions, Health Insurers Prosper Under Overhaul." Bloomberg Government Study, January 4, 2012.
/4/ Abelson, Reed, "Health Insurers Making Record Profits as Many Postpone Care."New York Times, May 13, 2011.
/5/ http://www.zacks.com/stock/news/66407/Zacks+Industry+Outlook+Highlights%
3A+Aetna,+WellPoint+and+CIGNA
/6/ http://www.imshealth.com/portal/site/ims/menuitem.d248e29c86589c9c30e81c
033208c22a/?vgnextoid=81c63fc68b876310VgnVCM10000076192ca2RCRD&vgnextchannel=
3e382115cc4be210VgnVCM10000071812ca2RCRD&vgnextfmt=default]

It may also be true that Cigna's board anticipated a year much more difficult than the one it faced. Indeed, the target set for adjusted income was for a change between -4% and 4%. In other words, even if adjusted income had decreased by 3.99% it would have achieved "target." Yet, even had the board been surprised by the results, they had the ability to respond to them. As noted in the proxy statement, "the PRC retains 'negative discretion' to reduce the award below the maximum amount." It would undoubtedly have been a welcome gesture had the board opted to make adjustments to the bonus based on the lower utilization rates.

GENEROUS DEPARTURE PACKAGES

Cigna's history of overpay also includes large severance packages to former executives. Over the past three years, the company has awarded an unusually large number of departure packages to five named executive officers, including those with short tenures.

One example from 2011 is particularly telling since it was for an executive who received a generous new hire package only the prior year. Bertram Scott was hired for the new position of President, U.S. Commercial Markets, in June 2010. As part of his new-hire compensation package, he was awarded transitional SPUs with a unit value guarantee and SPSs, a restricted stock grant, and a stock option grant. Mr. Scott was also given a MIP award guarantee of no less than 100% of target, an SPU unit value guarantee for the 2011 payout of no less than $200 per unit, a one-time cash payment of $470,000 and a cash payment in lieu of relocation benefits in the amount of $200,000. These guarantees contributed to his departure package valuation of nearly $4 million dollars, which was paid in addition to the $885,231 in salary and $398,265 in non-equity incentive compensation he received for
his 18-month period of employment.   The total value of Scott's compensation
for that time, according to the summary compensation table calculation, was $9,996,806.

The past few years have also seen significant turn-over with a number of executives promoted from within the company that depart relatively soon after being named as NEOs. Vice President and General Counsel Carol Ann Petren, left the company in July 2011. She advised the company on April 27 of her intention to retire, and a week later signed an agreement and release that provided, among other things, for a $1 million lump sum payment in lieu of
forfeited restricted stock grants.   This lump sum had not been part of prior
agreements.

Annmarie Hagan served since 2001 as the company's chief accounting officer, overseeing external and internal accounting. In 2008, Ms. Hagan took on an additional role as the Company's controller and became CFO on May 26, 2009 and left the company in September 2010.
Former Cigna Executive Vice President and CFO Michael Bell left the company in 2009. Severance associated with Mr.Bell's separation agreement, included $670,019 in severance, $333,333 in pro-rated annual incentive payout, $2,536,575 in long-term incentive arrangements, and $1,181 in insurance premiums.

The largest package, however, was awarded to Chairman and CEO H. Edward Hanway who departed from the company with a total retirement package valued at over $110 million, which included his compensation for 2009 of $18.8 million as reported in the summary compensation table as well as payouts from his pension plan and deferred compensation. One figure that stands out is the aggregate earnings on deferred compensation for 2010, which were over $19 million. The total value of his deferred compensation at year end was $48.8 million.


Table 2: Payments to Departing Executive Cigna Officers Since 2009

Name/     Severance   Annual    Long-term   Retirement   Outplace-   Total
Departure             incentive incentive   plans &      ment ser-
date                  payout    arngmnts    deferred     vices/other
                                            comp         services
Bertram   $1,408,306  $ 650,000 $1,818,389  $    53,483  $30,000   $ 3,960,178
Scott,
12/11
                   /7/
Carol Ann $1,000,000  $ 300,000 $2,234,560  $   796,261            $ 4,330,821
Petran,
7/11

Annmarie  $1,411,071  $ 400,000 $2,119,500  $ 1,090,000  $ 9,000   $ 5,029,571
Hagan
9/10

Michael   $  670,019  $ 333,333 $2,536,575  $ 7,404,000  $ 1,181   $10,945,108
Bell,
6/09

H. Edward            $2,250,000 $14,337,000 $79,281,000  $40,000   $95,908,000
Hanway,
12/09
Total:    $4,489,396 $3,933,333 $23,046,024 $88,624,744  $80,181  $120,173,638


The amount of churn among named executive officers should also be considered in light of the Pay differential between executives at Cigna: Institutional Shareholder Services (ISS) calculates Mr. Cordani's 2011 pay as 4.83 times higher than the average total compensation of the remaining NEOs. ISS notes that, "such multiple may be concerning to certain investors as it may be indicative of potential succession planning issues."

SHAREHOLDERS HAVE ALREADY EXPRESSED DISSATISFACTION

Shareholders have spoken, but the board does not seem to be getting the message: In 2011 only 74% of shares voted in favor of compensation awarded to the named executive officers, well below the average vote for the year of approximately 90% support. The contrast between votes at peer companies was even starker: at Humana 95.5% of votes cast were in support of the proposal, at WellPoint the figure was 96.4%. The "no" vote at Cigna is even more notable given the fact that the largest proxy advisor, ISS, recommended that shareholders vote in favor of the proposal.

While characterizing this 74% vote as "positive," the board encouraged management to meet with shareholders. According to the report that management presented to the board, "There was no explanation that emerged as to why last year's "say-on-pay" voting results were not higher than 74%, and no issues were raised in these meetings that suggested the People Resources Committee should make changes to Cigna's executive compensation program." (proxy, p. 3)

IN LIGHT OF THE ABOVE CONCERNS WE RECOMMEND THAT SHAREHOLDERS OF CIGNA VOTE AGAINST THE RATIFICATION OF EXECUTIVE COMPENSATION AT THE COMPANY'S ANNUAL MEETING ON APRIL 25, 2012
                                      5
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